                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             -------------------

                                  FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                (Fee Required)

FOR THE FISCAL YEAR ENDED JUNE 30, 1994          COMMISSION FILE NUMBER 1-3344

                    SARA LEE CORPORATION 401(k) SUPPLEMENTAL
                                 SAVINGS PLAN
                           (Full title of the plan)

                             --------------------

                             SARA LEE CORPORATION
                          THREE FIRST NATIONAL PLAZA
                                  SUITE 4600
                           CHICAGO, ILLINOIS 60602
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       [ARTHUR ANDERSEN LLP LETTERHEAD]




                       SARA  LEE  CORPORATION
                       401(k)  SUPPLEMENTAL  SAVINGS  PLAN


                       FINANCIAL  STATEMENTS
                       AS  OF  JUNE  30,  1994  AND  1993
                       TOGETHER  WITH  AUDITORS'  REPORT





                       EMPLOYER  IDENTIFICATION  NUMBER  36-2089049
                       PLAN  NUMBER  401

                       [ARTHUR ANDERSEN LLP LETTERHEAD]








                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Sara Lee Corporation
Pension and Employee Benefits Committee:

We have audited the accompanying statements of net assets available for Plan benefits of the SARA LEE CORPORATION 401(k) SUPPLEMENTAL SAVINGS PLAN as of June 30, 1994 and 1993, and the related statement of changes in net assets available for Plan benefits for the year ended June 30, 1994. These financial statements are the responsibility of Sara Lee Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Sara Lee Corporation 401(k) Supplemental Savings Plan as of June 30, 1994 and 1993, and the changes in its net assets available for Plan benefits for the year ended June 30, 1994, on the basis of accounting described in Note 2.


                                                    /s/ Arthur Andersen LLP


Chicago, Illinois,
December 15, 1994

                             SARA LEE CORPORATION

                       401(k) SUPPLEMENTAL SAVINGS PLAN


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         AS OF JUNE 30, 1994 AND 1993



                                                    1994              1993
                                                ------------      ------------
ASSETS:
    Value of interest in Master Trust-
        Interest Income Fund                    $138,545,651      $131,463,294
        Sara Lee Stock Fund                       21,226,391        23,904,551
        Diversified Equity Fund                   13,799,865         9,111,745
        Aggressive Equity Fund                         -            11,203,728
        Small Stock Fund                          16,219,562             -
        Traveler's (Hygrade) Fund                  2,758,974         2,641,289
        International Fund                         3,029,707             -
        Balanced Fund                              4,547,077             -
        Loan Fund                                  7,779,381         7,343,775
        Barfield Mortgage Fund                       630,483           630,483
                                                ------------      ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $208,537,091      $186,298,865
                                                ============      ============


                The accompanying notes to financial statements
                   are an integral part of these statements.

                             SARA LEE CORPORATION
                       401(k) SUPPLEMENTAL SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       FOR THE YEAR ENDED JUNE 30, 1994

                                                                                                                          Traveler's
                                       Interest         Sara Lee        Diversified      Aggressive       Small Stock      (Hygrade)
                                     Income Fund       Stock Fund       Equity Fund      Equity Fund         Fund            Fund
                                     ------------      -----------      -----------      -----------      ----------      ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year       $131,463,294      $23,904,551      $ 9,111,745      $11,203,728     $     --         $2,641,289
                                     ------------      -----------      -----------      -----------     -----------      ----------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
      Investment income-
        Interest                        9,760,591           12,224              577           --               2,005        186,358
        Dividends                          --              586,674          350,414           --             787,118          --
        Realized gain                      --              440,517          117,301           --              28,573          --
        Unrealized gain (loss)             --           (3,750,360)        (427,624)          --            (610,330)         --
        Net change in accrued
          income                          (15,945)          19,020               10           --              (1,016)           653
        Other income                        9,297           --               --               --               --             --
      Contributions-
        Participant                    13,939,598        4,646,951        3,120,436           --           3,477,644          --
                                     ------------      -----------      -----------      -----------     -----------     ----------
             Total additions           23,693,541        1,955,026        3,161,114           --           3,683,994        187,011
                                     ------------      -----------      -----------      -----------     -----------     ----------
DEDUCTIONS TO NET ASSETS
   ATTRIBUTED TO:
      Benefits paid to
        participants                  (13,760,639)      (1,802,424)        (886,083)          --            (747,648)       (92,244)
      Other                              (112,998)        (143,652)         (68,120)          --             (80,334)          (524)
                                     ------------      -----------      -----------      -----------     -----------     ----------
             Total deductions         (13,873,637)      (1,946,076)        (954,203)          --            (827,982)       (92,768)
                                     ------------      -----------      -----------      -----------     -----------     ----------
             Net increase               9,819,904            8,950        2,206,911           --           2,856,012         94,243
                                     ------------      -----------      -----------      -----------     -----------     ----------
INTERFUND TRANSFERS, net               (6,921,416)      (2,748,344)       1,942,054      (11,203,728)     13,274,621         23,442
                                     ------------      -----------      -----------      -----------     -----------     ----------
TRANSFERS TO THE PLAN                   4,183,869           61,234          539,155           --              88,929          --
                                     ------------      -----------      -----------      -----------     -----------     ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year             $138,545,651      $21,226,391      $13,799,865      $    --         $16,219,562     $2,758,974
                                     ============      ===========      ===========      ===========     ===========     ==========
                                    International       Balanced                         Barfield
                                     Equity Fund          Fund          Loan Fund      Mortgage Fund        Total
                                     ------------      -----------     -----------     -------------      ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year       $    --           $    --         $7,343,775      $630,483           $186,298,865
                                     ----------        ----------      ----------      --------           ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
      Investment income-
        Interest                            322               196          --             --                 9,962,273
        Dividends                        18,424           136,468          --             --                 1,879,098
        Realized gain                     2,437            (1,137)         --             --                   587,691
        Unrealized gain (loss)          153,247          (233,824)         --             --                (4,868,891)
        Net change in accrued
          income                             (3)               17          --             --                     2,736
        Other income                      --                --             --             --                     9,297
      Contributions-
        Participant                     723,182         1,198,007          --             --                27,105,818
                                     ----------        ----------      ----------      --------           ------------
             Total additions            897,609         1,099,727          --             --                34,678,022
                                     ----------        ----------      ----------      --------           ------------
DEDUCTIONS TO NET ASSETS
   ATTRIBUTED TO:
      Benefits paid to
        participants                    (26,322)         (136,328)                        --               (17,451,688)
      Other                              (6,503)          (14,889)        435,606         --                     8,586
                                     ----------        ----------      ----------      --------           ------------
             Total deductions           (32,825)         (151,217)        435,606         --               (17,443,102)
                                     ----------        ----------      ----------      --------           ------------
             Net increase               864,784           948,510         435,606         --                17,234,920
                                     ----------        ----------      ----------      --------           ------------
INTERFUND TRANSFERS, net              2,131,402         3,501,969          --             --                    --
                                     ----------        ----------      ----------      --------           ------------
TRANSFERS TO THE PLAN                    33,521            96,598          --             --                 5,003,306
                                     ----------        ----------      ----------      --------           ------------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year             $3,029,707        $4,547,077      $7,779,381      $630,483           $208,537,091
                                     ==========        ==========      ==========      ========           ============

  The accompanying notes to financial statements are an integral part of this statement.

                              SARA LEE CORPORATION

                        401(k) SUPPLEMENTAL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1994 AND 1993



1.  DESCRIPTION OF PLAN:

The following brief description of the Sara Lee Corporation 401(k) Supplemental Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan covering eligible employees who have completed one year of service and are members of a participating division or subsidiary of Sara Lee Corporation (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute between 1% and 10% of their compensation to the Plan as limited by the Internal Revenue Service. Participants have the option to invest in one or more of the six investment funds of the Plan in 10% increments. Participants that were in the Hygrade Plan that merged into the Plan in 1992 may also elect to invest in the Traveler's (Hygrade) Fund. There are no employer contributions to the Plan. Participants may change their contribution percentage as often as once per quarter. The investment funds consist of:

         Interest Income Fund--The Interest Income Fund seeks to provide stability of principal and a positive rate of return. The Interest Income Fund invests primarily in investment contracts issued by insurance companies and banks of high credit quality. The investment contracts held by the fund are obligations of the issuing insurance companies or banks and are not guaranteed as to principal or interest by an agency of the federal government. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         Sara Lee Stock Fund--The Sara Lee Stock Fund is designed to provide employees with the opportunity to share in the potential growth of the Company's stock. The Sara Lee Stock Fund invests in the common stock of Sara Lee Corporation. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         Diversified Equity Fund--The Diversified Equity Fund attempts to achieve growth of principal and modest current income. The

         Diversified Equity Fund invests proportionately in all of the stocks included in the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of stock market performance.

         Aggressive Equity Fund--The Aggressive Equity Fund seeks long-term growth of capital and invests primarily in common stock and securities convertible into common stock.

         Small Stock Fund--The Small Stock Fund seeks long-term growth of capital. The Small Stock Fund attempts to provide investment results paralleling those of the Russell 2000 Index, a broadly diversified index of small company stocks.

         Traveler's (Hygrade) Fund--The Traveler's (Hygrade) Fund seeks to provide stability of principal and a positive rate of return. The Traveler's (Hygrade) Fund invests primarily in investment contracts issued by insurance companies and banks. The investment contracts held by the fund are obligations of the issuing insurance companies or banks and are not guaranteed as to principal or interest by an agency of the federal government. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         International Equity Fund--The International Equity Fund seeks long-term growth of capital by investing in stocks of companies located outside the United States.

         Balanced Fund--The Balanced Fund attempts to provide current income and the potential for long-term growth of income and capital. The Balanced Fund invests 60% of its assets in a portfolio of stocks that is expected to parallel the returns of the Wilshire 5000 Stock Index and 40% of its assets in a fixed income portfolio that is structured to track the Lehman Brothers Aggregate Bond Index.

         Loan Fund--The participants may take a loan from their Plan accounts. Loans may be taken only at the end of a month at an amount equal to the lesser of 50% of a participant's account balance or $50,000.
         Loans will bear interest at a fixed rate based on the prevailing prime rate as published in The Wall Street Journal. Loans must be repaid
                              -----------------------
         within four years unless loan is to purchase a primary residence which must be paid back within ten years.

Participant Accounts

As of each accounting date (September 30, December 31, March 31 and the last day of each Plan year), each of the participant's accounts is adjusted as follows:

         a. First, charge to the proper accounts one half of all prepaid loan payments or hardship withdrawals made since the last preceding accounting date and before the current accounting date that have not been charged previously, and adjust the subaccounts under such accounts accordingly;

         b. Next, credit the balances in the tax-deferred 401(k) contribution accounts of all participants with one half of the tax-deferred 401(k) contributions made on their behalf for the accounting period ending on that accounting date, and adjust the subaccounts under such accounts accordingly;

         c. Next, adjust the credit balances in the subaccounts of all participants invested in each investment fund upward or downward, pro rata, to reflect the appreciation, depreciation, income or losses attributable to the investment fund so that the total of the credit balances will equal the then Adjusted Net Worth (as defined below) of that investment fund;

         d. Next, charge to the proper accounts the remaining one half of all prepaid loan payments and hardship withdrawals made since the last preceding accounting date and before the current accounting date that have not been charged previously, and adjust the subaccounts under such accounts accordingly;

         e. Next, credit the balances in the tax-deferred 401(k) contribution accounts of all participants with the remaining one half of the tax-deferred 401(k) contributions made on their behalf for the accounting period ending on that accounting date, and adjust the subaccounts under such accounts accordingly; and,

         f. Finally, charge to the proper accounts all loan payments, withdrawals or distributions which are to be made as of the current accounting date, and adjust the subaccounts under such accounts accordingly.

Administrative Fees and Expenses

Administrative fees and expenses associated with the Plan are paid by the Company.

Vesting

All participants' accounts are fully vested and nonforfeitable at all times.

Benefit Payments

Upon termination of service, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary by payment in cash or stock if invested in the Sara Lee Stock Fund.

A participant's settlement date will be the date on which his employment with the Company is terminated due to one of the following (the first to occur):

         a. Normal or late retirement--The date of the participant's retirement on or after attaining age 65.

         b. Early retirement--The date of the participant's retirement on or after attaining age 55 but before attaining age 65.

         c.          Death--The date of the participant's death.

         d. Resignation or dismissal--The date the participant resigns or is dismissed from the Company before attaining age 55.

         e. Total disability retirement--The date the participant becomes totally disabled.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The accompanying statements of net assets available for Plan benefits are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under the modified cash basis of accounting, cash investments are recorded at accrued fair market value per Wachovia Bank and Trust Company, N.A. (the "Trustee") and payments and contributions are recorded as the cash is paid or received by the Trustee.

Valuation of Investments

Investments are stated at aggregate market value.

The assets of the Plan are commingled in the Sara Lee Corporation Investment Trust at the Wachovia Bank & Trust Company, N.A. The Investment Trust had investments totaling $321,865,969 at June 30, 1994. The composition of these investments is as follows:

 Non-interest-bearing cash                                          $     58,541
 Employer contribution receivable                                         86,757
 Participant contribution receivable                                      75,023
 Income receivable                                                     1,518,691
 Other receivables                                                       183,136
 Corporate stock common                                               29,702,040
 Nonparticipant loans secured by mortgage                                630,483
 Participant loans                                                    14,331,821
 Investment in common/collective trust                                 9,425,127
 Investment in registered investment company                          67,941,912
 Unallocated insurance contract investments                          197,912,438
                                                                    ------------
                    Total                                           $321,865,969
                                                                    ============

Master Trust income allocated to the participating plans for the year ended June 30, 1994, is as follows:

 Employer contributions                                             $ 5,765,875
 Participant contributions                                           30,724,966
 Noncash contributions                                                1,779,832
 Interest income                                                     14,605,649
 Common stock dividends                                                 867,797
 Realized gain on sale of assets                                       (103,634)
 Net investment gain from common/collective trusts
                                                                        523,233
 Net investment gain from registered investment companies
                                                                      1,760,769
                                                                    -----------
                    Net investment income                           $55,924,487
                                                                    ===========

The Plan assets represent approximately 64.9% and 61.10% of the Investment Trust assets as of June 30, 1994 and 1993, respectively. The schedule of assets held for investment purposes and the schedule of 5% reportable transactions are disclosed in the Wachovia Master Trust filing.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company may terminate the Plan, subject to the provisions of ERISA. In the event of the termination of the Plan, participants will receive their full account balance.

4.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on October 20, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Although the plan administrator believes that the Plan is currently designed and operated in compliance with the requirements of the Internal Revenue Code, a new determination letter has been filed to ensure that the amendments and revisions that have occurred after October 20, 1989, are included. Therefore, the plan administrator believes that the Plan was qualified and the trust was tax-exempt as of the financial statement date.

5.  CURRENT-YEAR EVENTS:

Effective July 1, 1993, two additional investment fund choices, the Balanced Fund and the International Equity Fund, were made available to participants. The Aggressive Equity Fund was changed to the Small Stock Fund.

Effective July 1, 1993, a portion of the Spring City Knitting 401(k) Plan merged into the Plan.

Effective January 1, 1994, the Bessin Corporation Profit Sharing and Incentive Savings Plan merged into the Plan.

6.  RECONCILIATION TO FORM 5500:

As of June 30, 1994, the Plan had approximately $17,172,204 of pending distributions to participants who elected to withdraw from the operations and earnings of the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended June 30, 1994:

                                             Benefits                              Net Assets
                                            Payable to          Benefits          Available for
                                           Participants           Paid            Plan Benefits
                                           ----------------------------------------------------
 Per financial statements                  $     -             $17,451,688        $208,537,091

 Accrued benefit payments                   17,172,204          17,172,204         (17,172,204)
                                           -----------         -----------        ------------
 Per Form 5500                             $17,172,204         $34,623,892        $191,364,887

                                           ===========         ===========        ============


                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation 401(k) Supplemental Savings Plan previously filed Registration Statement File No. 33-35760.

                                      /s/ ARTHUR ANDERSEN LLP

Chicago, Illinois,
December 15, 1994

                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 1994

                                          SARA LEE CORPORATION 401(k)
                                          SUPPLEMENTAL SAVINGS PLAN

                                          By: SARA LEE CORPORATION 401(k)
                                          SUPPLEMENTAL SAVINGS PLAN
                                          COMMITTEE

                                          By:   /s/ Michael E. Murphy
                                             ---------------------------------
                                             Michael E. Murphy, As a Committee
                                             Member on Behalf of the Committee